Exhibit 99.1

Akanda Corp. Announces Closing of Underwritten Public Offering

London, March 27, 2024 – On March 24, 2024, Akanda Corp. ("Akanda" or the “Company”)  (NASDAQ: AKAN), an international medical cannabis company, entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities, LLC (“Univest”) as the underwriter in connection with the issuance and sale by the Company in an underwritten public offering (the “Offering”) of 3,087,443 of the Company’s Common Shares, no par value per share (the “Common Shares” and, such number of Common Shares issued and sold in the Offering, the “Offered Shares”), at a purchase price of $0.1217 per Offered Share, and pre-funded warrants to purchase 37,997,190 Common Shares at a purchase price of each pre-funded warrant equal to the price at which one Common Share is sold in the Offering, minus $0.0001, and the exercise price of each pre-funded warrant is $0.0001 per share (the “Pre-Funded Warrants” and, such number of Pre-Funded Warrants issued and sold in the Offering, the “Offered Pre-Funded Warrants”), pursuant to the Company’s effective registration statement on Form F-1 (File No. 333-277182) and a related preliminary prospectus, together with the related final prospectus dated as of March 26, 2024 (such registration statement, preliminary prospectus and the final prospectus, collectively, the “Registration Statement”), filed with the Securities and Exchange Commission. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the Pre-Funded Warrant.

The gross proceeds from the Offering were $5,000,000 before deducting underwriting discounts and commissions, and estimated expenses payable by the Company.  The Company intends to use the net proceeds from the Offering for capital expenditures, operating capacity, working capital, general corporate purposes and the refinancing or repayment of existing indebtedness and acquisitions of complementary products, technologies or businesses.

Univest acted as the underwriter in connection with the Offering.

The Underwriting Agreement includes customary representations, warranties and covenants by the Company and the Purchasers. Additionally, the Company has agreed to provide the Underwriters with customary indemnification under the Underwriting Agreement against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The closing of the issuance of the Offered Shares and Offered Pre-Funded Warrants occurred on March 27, 2024.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with an EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

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Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.